GenesisAI Corporation

(a Delaware corporation)

Audited Financial Statements

Years Ending December 31, 2020 and 2019

Financial Statements

GenesisAI Corporation

Table of Contents

Independent Accountant's Audit Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheets as of December 31, 2020 and December 31, 2019   FS-5

    Statements of Operations for the Years Ended December 31, 2020 and 2019   FS-6

    Statement of Changes in Stockholders' Equity for the Years Ended December 31, 2020 and 2019   FS-7

    Statements of Cash Flows for the Years Ended December 31, 2020 and 2019   FS-8

    Notes to the Financial Statements as of December 31, 2020 and December 31, 2019   FS-9

<h1 style="text-align: center">REPORT OF INDEPENDENT AUDITOR</h1>

To the Board of Directors and Stockholders
GenesisAI Corporation

Opinion

We have audited the accompanying financial statements of GenesisAI Corporation (the Company) which comprise the balance sheets as of December 31, 2020, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company as of December 31, 2019, were audited by other auditors whose report dated May 20, 2020, expressed an unqualified opinion on those statements.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has suffered a loss from operations, has a working capital deficit, has used cash in operations, and has stated that substantial doubt exists about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Heaton & Company, PLLC

Heaton & Company, PLLC
Farmington, Utah
April 30, 2021

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

Balance Sheets

	Dec 31, 2020	Dec 31, 2019
<u>ASSETS</u>		
Current Assets:	$ 178,279	$ 29,694
Cash & cash equivalents	67,000	-
Due from shareholders	-	15,500
Accounts receivable		
Total Current Assets	245,279	45,194
Total Assets	$ 245,279	$ 45,194
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:	$ -	$ 5,000
Accounts payable	190	2,564
Payroll tax payables	20,832	-
PPP Loan		
Total Liabilities	21,022	7,564
Stockholders' equity:		
Common stock (4,131,954 and 4,010,230 shares issued and outstanding @ $0.0001 as of 12/31/2020 and 12/31/2019, respectively)	413	401
Stockholder subscription	(340)	(340)
Additional paid-in capital	351,003	64,939
SAFE - Additional paid-in capital Accumulated	843,265	217,875
deficit	(970,084)	(245,245)
Total stockholders' equity	224,257	37,630
Total liabilities and stockholders' equity	245,279	45,194

See independent accountant's audit report and notes to the financial statements.

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

Income Statement

	2020	2019
Revenue	$ -	$ -
Expenses:		
Marketing & advertising	326,787	
Contractors	57,220	-
Payroll, incl. all payroll taxes	195,351	143,950
Accounting & legal fees	62,445	8,360
Software & services	23,975	882
Business travel expenses	38,338	8,745
Business meals	6,188	2,839
Business entertainment	-	2,000
Local/ ground business related transportation costs	6,700	4,000
Professional associations/ business education	5,177	182
Supplies	-	3,074
Bank fees	759	395
Other	1,899	9,027
Total Operating expenses	**724,839**	**183,454**
Total Operating Loss	**$ (724,839)**	**$ (183,454)**
Tax provision		
Net income (loss)	**$ (724,839)**	**$ (183,454)**
BASIC AND DILUTED LOSS PER SHARE	$ (0.18)	$ (0.05)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING , BASIC AND DILUTED	4,071,025	3,807,349

See independent accountant's audit report and notes to the financial statements.

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

Statements of Stockholders' Equity

	Common Stock		Additional Paid-			Shareholder	Accumulated	Total
	Shares	At Par	In Capital	SAFE-APIC		Subscription	Deficit	Stockholders' Equity
Balance as of December 31,2018	3,400,000	$ 340	$	$ 102,875		$ (340)	$ (61,790)	$ 41,085
Issuance of common stock	610,230	61	64,939					65,000
SAFE issuance				115,000				115,000
Net Income (Loss)							(183,454)	(183,454)
Balance as of December 31,2019	4,010,230	$ 401	$ 64,939	$ 217,875		$ (340)	$ (245,245)	$ 37,630
Issuance of common stock	121,724	12	286,064					286,076
SAFE issuance				625,390				625,390
Net Income (Loss)							(724,839)	(724,839)
Balance as of December 31,2020	4,131,954	$ 413	$ 351,015	$ 843,265		$ (340)	$ (970,084)	$ 224,257

See independent accountant's audit report and notes to the financial statements.

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

Statements of Cash Flows

	2020	2019
Cash flows from operations		
Net loss	$ **(724,839)**	$ **(183,454)**
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase)/Decrease in Accounts Receivable	15,500	(15,500)
Increase/Decrease in Shareholder Loans	(67,000)	-
Increase/(Decrease) in Accounts Payable	(5,000)	(24,417)
Increase/(Decrease) in tax payable	(2,373)	2,564
Net cash provided by Operating Activities	$ **(726,266)**	**(220,807)**
Cash flows from financing activities		
Proceeds from the issuance of SAFEs	625,390	115,000
Proceeds from the issuance of Common Stock	286,076	65,000
Proceeds from financing activities	20,832	-
Net cash provided from financing activities	**932,298**	**180,000**
Net increase (decrease) in cash and cash equivalents	**148,585**	**(40,807)**
Beginning of year - Cash	29,694	70,501
End of year - Cash	$ 178,279	$ 29,694

SUPPLEMENTAL DISCLOSURES:

Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

GENESISAI CORPORATION

Financial Statements For

the Fiscal Years Ended

December 31, 2020 and December 31, 2019

NOTES TO FINANCIAL STATEMENTS

NOTE 1- NATURE OF OPERATIONS

GenesisAI Corporation ("GenesisAI", the "Company", or "we") was formed as a Delaware corporation on July 3, 2018. The Company's headquarters are in Massachusetts.

The Company develops and markets an online marketplace for artificial intelligence solutions and products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of services provided in exchange for issuance of stock and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available . Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. Level

3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 6). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a *very* short time, and market circumstances have not changed materially since the instruments were originated.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the years ending December 31, 2019 and December 31, 2020 and has recorded no current income tax provision.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred

Loss per Share

The Company calculates earnings (loss) per share in accordance with ASC 260, "Earnings Per Share." Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share gives effect to dilutive convertible securities, options, warrants and other potential common stock outstanding during the period; only in periods in which such effect is dilutive.

NOTE 3-CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $29,694 and $178,279 as of December 31, 2019 and December 31, 2020, respectively.

NOTE 4 - ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, the Company had accounts receivable of $0 and $15,500, respectively. Accounts receivables as of December 31, 2019 consisted of overpaid payroll. The Company hired Palatine Analytics Corporation, of which is run by one of the founders of GenesisAI, for CEO services through November 2019. The CEO services agreement commenced on May 31, 2018 for $80,000 per year, for which a monthly accrual is booked for the contract liability less payments made during the year, and is valid for 1 year. As of December 31, 2019, the Company had overpaid Palatine Analytics Corporation by $15,500 and the amount was reimbursed during the year ended December 31, 2020.

NOTE 5 - ACCOUNTS PAYABLE

Accrued liabilities as of December 31, 2019 consisted of outstanding payroll due to contractors for $5,000 and payroll tax payables of $2,564. The outstanding liabilities as of December 31, 2020 consisted of payroll tax liabilities in the amount of $191.

NOTE 6 - **STOCKHOLDERS' EQUITY**

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2019 and December 31, 2020 respectively, 4,010,230 and 4,131,954 shares of Common Stock were issued and outstanding.

In 2019, the Company sold 610,230 shares of common stock for cash proceeds of $65,000.

In 2020, the Company sold 121,724 share of common stock for cash proceeds of $286,076.

Stock Options

The Corporation adopted the 2018 Stock Incentive Plan (the "Plan"), pursuant to which the Corporation may grant incentive stock options, non-statutory stock options, and other stock awards for the purchase of an aggregate of 1,000,000 shares of Common Stock.

On December 1, 2020, the Company granted 13,830 stock options under this plan to a consultant. The stock options had an exercise price of $3.11 and will expire after 10 years. The stock options vest over a four year period with 25% vesting and becoming exercisable on the one year anniversary of the grant date and the remaining stock options vesting at a rate of 1/36 on a monthly basis over the remaining three years.

Stock option transactions are as follows:

	Shares	Weighted Average Exercise Price		Weighted Average Remaining Term
Outstanding at January 1, 2019	-	$	-	-
Granted	-		-	-
Exercised	-		-	-
Forfeited	-		-	-
Outstanding at December 31,2019	-	$	-	-
Granted	13,830	$	3.11	10 yrs
Exercised	-		-	-
Forfeited	-		-	-
Outstanding at December 31, 2020	13,830	$	3.11	10 yrs

SAFEs -

Additional Paid-In Capital

Since inception, the Company has raised $843,265 in exchange for several Simple Agreements for Future Equity (collectively, the "SAFEs"). Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"). If there is a Qualified Equity Financing (defined as more than $500,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

The Crowdfunding Offering began in early 2020 and successfully met its initial minimum raise, totaling $625,390 in funds raised. The Company has raised cash in exchange for Simple Agreements for Future Equity ("SAFE"). Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), the SAFE will convert into a number of shares of Safe Preferred Stock equal to $625,390. If there is an Equity Financing (defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,500,000). The Crowdfunded Offering was made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary is entitled to receive a 7.5% commission fee.

An amount of $15,250 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $50,000 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $250,000 }.

In 2019, the Company raised an additional $66,000 cash in exchange for several Simple Agreements for Future Equity (collectively, the "2019 SAFEs") that were worth $115,000; $49,000 of the SAFEs were issued in exchange for advisory services instead of cash. Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), an amount of $115,000 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $115,000. If there is a Qualified Equity Financing (defined as $1,000,000 for $40,000 of the 2019 SAFEs; $1,200,000 for $25,000 of the 2019 SAFEs, $2,000,000 for $50,000 of the 2019 SAFEs worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either : (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,000,000).

NOTE 7 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018 and incurred a loss for the period from Inception through December 31, 2020. Since Inception, the Company has relied on securing shareholder investments and contributions from the founders. As of December 31, 2020, the Company had limited working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – DUE FROM SHAREHOLDER

The Company made an overpayment to its CEO Archil Cheishvili of $67,000 in 2020, and both parties did not have knowledge of such overpayment until on or around April 2, 2021, the date of the promissory note, and wished to rectify such overpayment in accordance with the terms of the promissory note in which Archil will return $67,000 with an annual interest rate of 2%

NOTE 9 – PPP LOAN

On May 21, 2020, the Company received a Paycheck Protection Program loan of $20,832 bearing interest of 1%. Principal and interest must be repaid on a monthly basis for the 2-year term of the loan. On April 26th, 2021, the full amount of loan was forgiven.

NOTE 10 - INCOME TAXES

The Company follows the provisions of ASC 740, "Income Taxes." This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred tax assets and the valuation account are as follows:

	2020		2019	
Deferred tax assets:				
NOL carryover	$	203,718	$	51,501
Valuation allowance		(203,718)		(51,501)
Net deferred tax asset	$	-	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 21% to pretax income from continuing operations for the years ended December 31, 2020 and 2019.

The components of income tax expense are as follows:

	2020		2019	
Book loss	$	(152,217)	$	(38,525)
Change in NOL valuation allowance		152,217		38,525
	$	-	$	-

The Company currently has no issues creating timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty of the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. A provision for income taxes has not been made due to net operating loss carry-forwards of $970,084 and $245,245 as of December 31, 2020 and 2019, respectively, which may be offset against future taxable income. No tax benefit has been reported in the financial statements.

The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2020, and 2019, the Company had no accrued interest or penalties related to uncertain tax positions.

All tax years since inception remain subject to examination by major taxing jurisdictions.

NOTE 11 - SUBSEQUENT EVENTS

Completed Crowdfunded Offering

Subsequent to December 31, 2020, the Company has raised an additional $936,414 through Reg CF and Reg D equity crowdfunding campaign. The offering was finalized on March 23rd, 2021. On April 7th, the Company launched another Reg CF campaign on Netcapital and as of April, 2021 has raised approximately $500,000 at a fixed pre-money valuation of $49 million.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2021, the date these financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements, other than those disclosed above.